UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2025

Michael Rowe
Chief Executive Officer
Hyperion DeFi, Inc.
23461 S. Pointe Drive, Suite 390
Laguna Hills, CA 92653

Re: Hyperion DeFi, Inc.
Registration Statement on Form S-3
Filed July 18, 2025
File No. 333-288776

Dear Michael Rowe:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Prospectus Summary, page 5

1. We note your disclosure on page 6 that on June 20, 2025, you received approximately $50 million in gross proceeds in connection with the closing of a private placement, the proceeds of which you plan to use to build a reserve of a token called HYPE. We also note the disclosure in your Forms 8-K filed on June 24 and June 27, 2025. Please provide a materially complete description of HYPE and your treasury strategy. In this regard:
   - State how much capital you intend to use to purchase HYPE for the treasury. Disclose how much the private placement net proceeds will be. State whether you will use capital to purchase HYPE for your treasury from the warrants you issued pursuant to the securities purchase agreement, to the extent the warrants are exercised. Disclose whether you have any other plans to raise capital for the

treasury.

- Disclose the terms of your “co-branded Hyperliquid validator with Kinetiq” arrangement.
- Disclose the amount of HYPE locked up and the related unlocking schedule.
- Further discuss the HYPE ecosystem and describe the lifecycle of a HYPE transaction.
- Explain the basis for your statement that HYPE is “one of the…highest revenue-generating blockchains in the world.”
- Explain the custody arrangements for the HYPE you hold or will hold. In that regard we note the statement in your press release dated June 17, 2025 regarding “securing the assets through a partnership with Anchorage Digital.”
- Provide a separate risk factor addressing material risks related to the securities purchase agreement, the proceeds of which will be used to fund your HYPE treasury.

<u>General</u>

2. Given the nature of your resale offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates, the nature of your relationship with Hyperion DeFi Holdings, LLC, and the amount of time Hyperion DeFi Holdings, LLC has held its securities, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Keunjung Cho